U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 1-6035

            (Check One):[ ] Form 10-K  [X] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

               For Period Ended:            December 31, 2001

               [ ] Transition Report on Form 10-K

               [ ] Transition Report on Form 20-F

               [ ] Transition Report on Form 11-K

               [ ] Transition Report on Form 10-Q

                [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:

______________________________________________________________________________

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

______________________________________________________________________________

                If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:                                     AverStar, Inc. Profit Sharing and Savings Plan

Former Name if Applicable:

Address of Principal Executive Office (Street and Number)

3033 Science Park Road

City, State and Zip Code:                                    San Diego, CA 92121-1199

PART II
RULES 12b-25(b) and (c)

                If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[x]            (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]            (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[x]            (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                On April 11, 2002, the Board of Directors of The Titan Corporation (the “Company”), upon recommendation of its Audit Committee, decided not to engage Arthur Andersen LLP as the Company’s principal public accountants and engaged KPMG LLP to serve as the Company’s principal public accountants for fiscal year 2002, subject to shareholder ratification.  Subsequently, on May 16, 2002 the Company’s shareholders ratified the Board’s selection of KPMG and on June 24, 2002, the Administrative Committee of the Company’s AverStar, Inc. Profit Sharing and Savings Plan (the “Plan”) engaged KPMG LLP to provide audit services related to the Plan.  As a result of the change in auditors to KPMG, and administrative and logistical difficulties, KPMG’s access to Andersen’s prior year workpapers and supporting documents has been delayed.   As a consequence of that delay, KPMG has not yet been able to complete its audit of the Plan for the year ended December 31, 2001.  KPMG has informed the Plan Administrator of the Plan that KPMG expects to complete its work such that it will be able to issue its opinion in time for the Plan Administrator to file the 11-K with respect to the Plan within the time period permitted by Rule 12b-25(b)(2).  A signed statement of KPMG LLP detailing the reasons for its inability to prepare its opinion on the Plan’s financial statements on or before the original due date for the 11-K is included in this form.

PART IV
OTHER INFORMATION

                (1)  Name and telephone number of person to contact in regard to this notification.

                       Poppy-Anne Koch                                     (858)                                  552-9500

                                 (Name)                                         (Area Code)                   (Telephone Number)

                (2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the  preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify reports(s).

                                                                                                                                                                                  [x] Yes  [  ] No

                (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                                                                                  [ ] Yes  [x] No

                If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                    AverStar, Inc. Profit Sharing and Savings Plan

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 1, 2002	By:	/s/ POPPY-ANNE KOCH

Poppy-Ann Koch Manager, Employee Benefits

KPMG Statement:

On June 24, 2002, we were engaged to audit the financial statements and supplemental schedule of the AverStar, Inc. Profit Sharing and Savings Plan

(the Plan) as of December 31, 2001 and 2000, and for the year ended December

31, 2001.  Arthur Andersen LLP was the Plan's auditors for the prior year.

As a result of the timing of the engagement of KPMG LLP as auditors of the

Plan, we will require time beyond June 30, 2002 in order to carry out and complete the 2001 audit.

/s/ KPMG LLP